

December 10, 2014

<u>Via E-mail</u>
Stephen P. Holmes
Chairman and Chief Executive Officer
Wyndham Worldwide Corporation
22 Sylvan Way
Parsippany, New Jersey 07054

      **Re:**    **Wyndham Worldwide Corporation**
             **Form 10-K for the Fiscal Year Ended December 31, 2013**
             **Filed February 14, 2014**
             **File No. 1-32876**

Dear Mr. Holmes:

      We refer you to our comment letter dated October 29, 2014, regarding business contacts with Cuba, Sudan and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Cecilia Blye

                    Cecilia Blye, Chief
                    Office of Global Security Risk

cc:    Sonia Barros
       Assistant Director
       Division of Corporation Finance